As filed with the Securities and Exchange Commission on October 18, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under
The Securities Act of 1933

SUBURBAN PROPANE PARTNERS, L.P.

(Exact name of Registrant as specified in its charter)

Delaware	22-3410353
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

240 Route 10 West
Whippany, NJ 07981
(973) 887-5300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Paul E. Abel, Esq.
General Counsel and Secretary
One Suburban Plaza
240 Route 10 West
Whippany, NJ 07981
(973) 887-5300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Todd R. Chandler, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Units	2,299,216	$34.385	$79,058,542.16	$8,460

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices of our common units on October 13, 2006 as reported on the New York Stock Exchange.

PROSPECTUS

2,299,216 Common Units

SUBURBAN PROPANE PARTNERS, L.P.

This prospectus relates to 2,299,216 of our common units that may be offered for resale from time to time by certain of our unitholders who are identified in this prospectus. The common units may be offered for resale in amounts, at prices and on terms to be determined at the time of the offering.

On October 19, 2006, following unitholder approval at the 2006 Tri-Annual Meeting of Unitholders, we issued 2,300,000 common units to our general partner in exchange for the cancellation of (1) all incentive distribution rights in us and (2) the economic interests included in the general partner interests it held in us and our operating partnership subsidiary. Immediately after the effectiveness of the registration statement of which this prospectus is a part, our general partner distributed 2,299,216 of these common units to its direct and indirect members, who are the selling unitholders named in this prospectus.

The selling unitholders may offer and sell their common units through public or private transactions, at prevailing market prices, or at privately negotiated prices, and may offer their common units to or through one or more underwriters, brokers, dealers, or agents, or directly to purchasers on a continuous or delayed basis. Any prospectus supplement for a particular offering will describe in detail the plan of distribution for that offering. See ‘‘Plan of Distribution’’ on page 18 for additional information on the potential methods of sale. We will not receive any of the proceeds from the sale of common units by the selling unitholders.

Our common units are limited partner interests, which are inherently different from the capital stock of a corporation. Our common units are traded on the New York Stock Exchange under the symbol ‘‘SPH’’. On October 13, 2006, the last sales price of our common units as reported by the NYSE was $34.42 per common unit.

Investing in our common units involves risks. See ‘‘Risk Factors’’ beginning on page 5 and in the documents we incorporate by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 19, 2006.

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ABOUT THIS PROSPECTUS

This prospectus is part of a ‘‘shelf’’ registration statement that we have filed with the Securities and Exchange Commission (the ‘‘SEC’’). By using this prospectus, the selling unitholders may resell, from time to time, in one or more offerings, the common units described in this prospectus.

For further information about our business and the securities offered by this prospectus, you should refer to the registration statement and its exhibits (including the documents incorporated by reference in this prospectus). The exhibits to this registration statement and the documents incorporated by reference in this prospectus contain the full text of certain contracts and other important documents that are summarized in this prospectus and the documents incorporated by reference in this prospectus. The registration statement and the documents incorporated by reference in this prospectus can be obtained from the SEC as indicated under the heading ‘‘Where You Can Find Additional Information.’’

You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have authorized no one to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should assume that the information in this prospectus is accurate only as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT SUBURBAN PROPANE PARTNERS, L.P.

We are a nationwide marketer and distributor of a diverse array of products to meet the energy needs of our customers. We specialize in propane, fuel oil and other refined fuels, as well as the marketing of natural gas and electricity in deregulated markets. To complement our core marketing and distribution operations, we install and service a variety of home comfort equipment, particularly in the areas of heating, ventilation and air conditioning. We believe, based on LP/Gas Magazine dated February 2005, that we are the third largest retail marketer of propane in the United States, measured by the retail gallons we sold in our fiscal year ended September 25, 2004. As of September 24, 2005, we were serving the energy needs of more than 1,000,000 active residential, commercial, industrial and agricultural customers through approximately 370 customer service centers in 30 states located primarily in the east and west coast regions of the United States. We sold approximately 516.0 million gallons of propane to retail customers and 244.5 million gallons of fuel oil and other refined fuels during the fiscal year ended September 24, 2005. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

We conduct our business principally through our wholly-owned subsidiary, Suburban Propane, L.P. (the ‘‘Operating Partnership’’), and its direct and indirect subsidiaries. Our general partner is Suburban Energy Services Group LLC, a Delaware limited liability company. As a result of the exchange transaction described below, our general partner owns 784 common units and has no other economic rights in either us or the Operating Partnership.

We are a publicly traded Delaware limited partnership. Our common units are listed on the New York Stock Exchange and traded under the symbol ‘‘SPH’’. Our principal executive offices are located at 240 Route 10 West, Whippany, New Jersey 07981, and our phone number is (973) 887-5300. Our internet webpage is located at www.suburbanpropane.com; however, the information in, or that can be accessed through, our webpage is not part of this prospectus.

References in this prospectus to ‘‘Suburban,’’ ‘‘the Partnership,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to Suburban Propane Partners, L.P. and its subsidiaries, unless the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements (‘‘Forward-Looking Statements’’) as defined in the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, relating to our future business expectations and predictions and financial condition and results of operations. Some of these statements can be identified by the use of forward-looking terminology such as ‘‘prospects,’’ ‘‘outlook,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘anticipates,’’ ‘‘expects’’ or ‘‘plans’’ or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategies or risks and uncertainties. These Forward-Looking Statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those discussed or implied in such Forward-Looking Statements (statements contained in this prospectus identifying such risks and uncertainties are referred to as ‘‘Cautionary Statements’’). The risks and uncertainties and their impact on our results include, but are not limited to, the following:

•	The impact of weather conditions on the demand for propane, fuel oil and other refined fuels, natural gas and electricity;

•	Fluctuations in the unit cost of propane, fuel oil and other refined fuels and natural gas, and the impact of price increases on customer conservation;

•	Our ability to compete with other suppliers of propane, fuel oil and other energy sources;

•	The impact on the price and supply of propane, fuel oil and other refined fuels from the political, military or economic instability of the oil producing nations, war in the Middle East, global terrorism and other general economic conditions;

•	Our ability to acquire and maintain reliable transportation for our propane, fuel oil and other refined fuels;

•	Our ability to retain customers;

•	The impact of energy efficiency and technology advances on the demand for propane and fuel oil;

•	The ability of management to continue to control expenses, including the results of our recent field realignment initiative;

•	The impact of changes in applicable statutes and government regulations, or their interpretations, including those relating to the environment and global warming and other regulatory developments, on our business;

•	The impact of legal proceedings on our business;

•	The impact of operating hazards that could adversely affect our operating results to the extent not covered by insurance; and

•	Our ability to integrate acquired businesses successfully.

Some of these Forward-Looking Statements are discussed in more detail in ‘‘Risk Factors’’ beginning on page 5 of this prospectus. On different occasions, we or our representatives have made or may make Forward-Looking Statements in other filings with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Readers are cautioned not to place undue reliance on Forward-Looking Statements, which reflect management’s view only as of the date made. We undertake no obligation to update any Forward-Looking Statements or Cautionary Statements. All subsequent written and oral Forward-Looking Statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements in this prospectus and in future SEC reports. For a more complete discussion of specific factors which could cause actual results to differ from those in the Forward-Looking Statements or Cautionary Statements, see the ‘‘Risk Factors’’ section of this prospectus.

SUMMARY OF THE OFFERING

Common Units Offered by Selling Unitholders:	2,299,216 common units issued in the exchange transaction described below.

Exchange Transaction	On October 19, 2006, following unitholder approval at the 2006 Tri-Annual Meeting of Unitholders, we issued 2,300,000 common units to our general partner in exchange for the cancellation of (1) all incentive distribution rights in us and (2) the economic interests included in the general partner interests it held in us and the Operating Partnership. Immediately after the effectiveness of the registration statement of which this prospectus is a part, our general partner distributed 2,299,216 of these common units to its direct and indirect members, who are the selling unitholders named in this prospectus. Suburban Energy Services Group LLC remains both our general partner and the general partner of the Operating Partnership; however it has no economic interest in any future cash distributions (other than as a holder of 784 common units received in the exchange transaction and not distributed to its members).

Use of Proceeds:	The selling unitholders will receive all of the net proceeds from the sale of common units in this offering. We will not receive any of the proceeds from the sale of common units by the selling unitholders.

New York Stock Exchange Symbol:	SPH

RISK FACTORS

You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus before deciding to invest in our common units. Some factors in this section are ‘‘forward-looking statements.’’ See ‘‘Forward Looking Statements.’’

Risks Inherent in Our Business Operations

Since weather conditions may adversely affect demand for propane, fuel oil and other refined fuels and natural gas, our results of operations and financial condition are vulnerable to warm winters.

Weather conditions have a significant impact on the demand for propane, fuel oil and other refined fuels and natural gas for both heating and agricultural purposes. Many of our customers rely heavily on propane, fuel oil or natural gas as a heating source. The volume of propane, fuel oil and natural gas sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. Typically, we sell approximately two-thirds of our retail propane volume and approximately three-fourths of our retail fuel oil volume during the peak heating season.

Actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. For example, average temperatures in our service territories were 10% warmer than normal for the nine months ended June 24, 2006 compared to 5% warmer than normal in the prior year period, as reported by NOAA. During the critical heating months of January and February 2006, average temperatures were 20% warmer than normal. Nationwide average temperatures, as reported by NOAA, averaged 7% warmer than normal in fiscal years 2005 and 2004. Furthermore, variations in weather in one or more regions in which we operate can significantly affect the total volume of propane, fuel oil and other refined fuels and natural gas we sell and, consequently, our results of operations. Variations in the weather in the northeast, where we have a greater concentration of higher margin residential accounts and substantially all of our fuel oil and natural gas operations, generally have a greater impact on our operations than variations in the weather in other markets. Our ability to pay principal and interest on our indebtedness depends on the cash generated by the Operating Partnership. The Operating Partnership's financial performance is affected by weather conditions. As a result, we can make no assurances that the weather conditions in any quarter or year will not have a material adverse effect on our operations, or that our Available Cash will be sufficient to pay distributions to our unitholders, and principal and interest on our indebtedness.

Sudden increases in the price of propane, fuel oil and other refined fuels and natural gas due to, among other things, our inability to obtain adequate supplies from our usual suppliers, may adversely affect our operating results.

Our profitability in the retail propane and refined fuels and natural gas businesses is largely dependent on the difference between our product cost and retail sales price. Propane, fuel oil and other refined fuels and natural gas are commodities, and the unit price we pay is subject to volatile changes in response to changes in supply or other market conditions over which we have no control, including the severity of winter weather and the price and availability of competing alternative energy sources. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major supply points, including Mont Belvieu, Texas, and Conway, Kansas. In addition, our supply from our usual sources may be interrupted due to reasons that are beyond our control. As a result, the cost of acquiring propane, fuel oil and other refined fuels and natural gas from other suppliers might be materially higher at least on a short-term basis. Since we may not be able to pass on to our customers immediately, or in full, all increases in our wholesale cost of propane, fuel oil and other refined fuels and natural gas, these increases could reduce our profitability. We engage in transactions to hedge certain product costs from time to time in an attempt to reduce cost volatility and to help ensure availability of product during periods of short supply. We can make no assurance that future volatility in propane, refined fuel and natural gas supply costs will not have a material adverse effect on our profitability and cash flow, or our Available Cash required to pay distributions to our unitholders, or principal and interest on our indebtedness.

Because of the highly competitive nature of the retail propane and fuel oil businesses, we may not be able to retain existing customers or acquire new customers, which could have an adverse impact on our operating results and financial condition.

The retail propane and fuel oil industries are mature and highly competitive. We expect overall demand for propane to remain relatively constant over the next several years, while we expect the overall demand for fuel oil to be relatively flat to moderately declining during the same period. Year-to-year industry volumes of propane and fuel oil are expected to be primarily affected by weather patterns and from competition intensifying during warmer than normal winters.

Propane and fuel oil compete in the alternative energy sources market with electricity, natural gas and other existing and future sources of energy, some of which are, or may in the future be, less costly for equivalent energy value. For example, natural gas is a significantly less expensive source of energy than propane and fuel oil. As a result, except for some industrial and commercial applications, propane and fuel oil are generally not economically competitive with natural gas in areas where natural gas pipelines already exist. The gradual expansion of the nation's natural gas distribution systems has made natural gas available in many areas that previously depended upon propane or fuel oil. Propane and fuel oil compete to a lesser extent with each other due to the cost of converting from one to the other.

In addition to competing with other sources of energy, our propane and fuel oil businesses compete with other distributors principally on the basis of price, service, availability and portability. Competition in the retail propane business is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Our fuel oil business competes with fuel oil distributors offering a broad range of services and prices, from full service distributors to those offering delivery only. Generally, our existing fuel oil customers, unlike our existing propane customers, own their own tanks. As a result, the competition for these customers is more intense than in our propane business, where our existing customers seeking to switch distributors may face additional transition costs and delays.

As a result of the highly competitive nature of the retail propane and fuel oil businesses, our growth within these industries depends on our ability to acquire other retail distributors, open new customer service centers, add new customers and retain existing customers. We believe our ability to compete effectively depends on reliability of service, responsiveness to customers and our ability to control expenses in order to maintain competitive prices.

The risk of terrorism and political unrest and the current hostilities in the Middle East may adversely affect the economy and the price and availability of propane, fuel oil and other refined fuels and natural gas.

Terrorist attacks and political unrest and the current hostilities in the Middle East may adversely impact the price and availability of propane, fuel oil and other refined fuels and natural gas, as well as our results of operations, our ability to raise capital and our future growth. The impact that the foregoing may have on our industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets (the sources of propane and fuel oil), and our infrastructure facilities could be direct or indirect targets. Terrorist activity may also hinder our ability to transport propane, fuel oil and other refined fuels if our means of supply transportation, such as rail or pipeline, become damaged as a result of an attack. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also affect our ability to raise capital. Terrorist activity could likely lead to increased volatility in prices for propane, fuel oil and other refined fuels and natural gas. We have opted to purchase insurance coverage for terrorist acts within our property and casualty insurance programs, but we can make no assurance that our insurance coverage will be adequate to fully compensate us for any losses to our business or property resulting from terrorist acts.

Energy efficiency, general economic conditions and technology advances have affected and may continue to affect demand for propane and fuel oil by our retail customers.

The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane and fuel oil by our retail customers which, in turn, has resulted in lower sales volumes to our customers. In addition, recent economic conditions may lead to additional conservation by retail customers to further reduce their heating costs. Future technological advances in heating, conservation and energy generation may adversely affect our financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by governmental regulation and associated environmental and health and safety costs.

Our business is subject to a wide range of federal, state and local laws and regulations related to environmental and health and safety matters including those concerning, among other things, the investigation and remediation of contaminated soil and groundwater and transportation of hazardous materials. These requirements are complex, changing and tend to become more stringent over time. In addition, we are required to maintain various permits that are necessary to operate our facilities, some of which are material to our operations. There can be no assurance that we have been, or will be, at all times in complete compliance with all legal, regulatory and permitting requirements or that we will not incur material costs or liabilities in the future relating to such requirements. Violations could result in penalties, or the curtailment or cessation of operations. Moreover, currently unknown environmental issues, such as the discovery of additional contamination, may result in significant additional expenditures, and potentially significant expenditures also could be required to comply with future changes to environmental laws and regulations or the interpretation or enforcement thereof. Such expenditures, if required, could have a material adverse effect on our business, financial condition or results of operations.

We are subject to operating hazards and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

Our operations are subject to all operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane, fuel oil and other refined fuels. As a result, we have been, and are likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. We are self-insured for general and product, workers' compensation and automobile liabilities up to predetermined amounts above which third-party insurance applies. We cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that these levels of insurance will be available at economical prices, nor that all legal matters that arise will be covered by our insurance programs.

If we are unable to make acquisitions on economically acceptable terms or effectively integrate such acquisitions into our operations, our financial performance may be adversely affected.

The retail propane and fuel oil industries are mature. We foresee only limited growth in total retail demand for propane and flat to moderately declining retail demand for fuel oil. With respect to our retail propane business, because of the long-standing customer relationships that are typical in our industry, the inconvenience of switching tanks and suppliers and propane's higher cost relative to other energy sources, such as natural gas, it may be difficult for us to acquire new retail propane customers except through acquisitions. As a result, we expect the success of our financial performance to depend in part upon our ability to acquire other retail propane and fuel oil distributors or other energy-related businesses and to successfully integrate them into our existing operations and to make cost saving changes. The competition for acquisitions is intense and we can make no assurance that we will be able to acquire other propane and fuel oil distributors or other energy-related businesses on economically acceptable terms.

Risks Inherent in the Ownership of Our Common Units

Cash distributions are not guaranteed and may fluctuate with our performance and other external factors.

Cash distributions on our common units are not guaranteed, and depend primarily on cash flow and cash reserves. Because they are not dependent on profitability, which is affected by non-cash items, our cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

The amount of cash we generate may fluctuate based on our performance and other factors, including:

•	the impact of the risks inherent in our business operations, as described above;

•	required principal and interest payments on our debt and restrictions contained in our debt instruments;

•	issuances of debt and equity securities;

•	our ability to control expenses;

•	fluctuations in working capital;

•	capital expenditures; and

•	financial, business and other factors, a number of which will be beyond our control.

The Third Amended and Restated Agreement of Limited Partnership (the ‘‘Partnership Agreement’’) gives our Board of Supervisors broad discretion in establishing cash reserves for, among other things, the proper conduct of our business. These cash reserves will affect the amount of cash available for distributions.

We have substantial indebtedness. Our debt agreements may limit our ability to make distributions to our unitholders as well as our financial flexibility.

As of June 24, 2006, we had total outstanding borrowings of $548.2 million, including $423.2 million of senior notes issued by the Partnership and our wholly-owned subsidiary Suburban Energy Finance Corporation and $125.0 million of borrowings under the Operating Partnership's bank credit facility. The payment of principal and interest on our debt will reduce the cash available to make distributions on the common units. In addition, we will not be able to make any distributions to our unitholders if there is, or after giving effect to such distribution, there would be, an event of default under the indenture governing the 2003 Senior Notes. The amount of distributions that the Partnership makes is limited by the 2003 Senior Notes, and the amount of distributions that the Operating Partnership may make to the Partnership is limited by the Revolving Credit Agreement. The amount and terms of our debt may also adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic and industry conditions. In addition to our outstanding indebtedness, we may in the future incur additional debt to finance acquisitions or for general business purposes, which could result in a significant increase in our leverage. Our ability to make principal and interest payments depends on our future performance, which is subject to many factors, some of which are beyond our control.

Unitholders have limited voting rights.

A Board of Supervisors manages our operations. Holders of common units have only limited voting rights on matters affecting our business. Holders of common units elect our Board of Supervisors every three years. We presently expect that the next Tri-Annual Meeting of Unitholders will be held in the first half of 2009.

Our Partnership Agreement restricts business combinations with certain interested unitholders.

Our Partnership Agreement includes a provision based on Section 203 of the Delaware General Corporation Law. This provision may have an anti-takeover effect with respect to transactions the Board of Supervisors does not approve in advance. It generally prohibits us from engaging in a business combination with an interested unitholder for a period of three years following the date the person became an interested unitholder, unless: (i) prior to the date of the transaction pursuant to which a person becomes an interested unitholder, the Board of Supervisors approved such transaction; (ii) the unitholder owned at least 85% of the common units outstanding at the time such transaction commenced, excluding for purposes of determining the number of common units outstanding, common units owned by persons who are Supervisors or officers; or (iii) on or subsequent to the date of the transaction, the business combination is approved by the Board of Supervisors and authorized at an annual or special meeting of unitholders by the affirmative vote of holders of at least 66 2/3% of the outstanding common units that are not owned by the interested unitholder. A ‘‘business combination’’ is defined generally as a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested unitholder. An ‘‘interested unitholder’’ is defined generally as a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested unitholder status, owned 15% or more of the common units. Amendments to the provisions of the Partnership Agreement relating to business combinations with interested unitholders and any definitions used in such provisions would require the approval of the holders of at least 66 2/3% of the outstanding common units.

Unitholders may not have limited liability in some circumstances.

A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. The unitholders might be held liable for our obligations as if they were general partners if:

•	a court or government agency determined that we were conducting business in the state but had not complied with the state's limited partnership statute; or

•	unitholders' rights to act together to remove or replace the general partner or take other actions under the Partnership Agreement constitute ‘‘participation in the control’’ of our business for purposes of the state's limited partnership statute.

Unitholders may have liability to repay distributions.

Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under specific circumstances, however, unitholders may have to repay to us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to unitholders if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives a distribution of this kind and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

If we issue additional limited partner interests or other equity securities as consideration for acquisitions or for other purposes, the relative voting strength of each common unitholder will be diminished over time due to the dilution of each common unitholder's interests and additional taxable income may be allocated to each common unitholder.

The Partnership Agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of the unitholders. Therefore, when we issue additional common units or securities ranking on a parity with the common units, each common unitholder's proportionate partnership interest will decrease, and the amount of cash distributed on each common unit and the market price of common units could decrease. The issuance of additional common units will also diminish the relative voting strength of each previously outstanding common unit. In addition, the issuance of additional common units will, over time, result in the allocation of additional taxable income, representing built-in gain at the time of the new issuance, to those unitholders that existed prior to the new issuance.

Tax Risks to Unitholders

Our tax treatment depends on our status as a partnership for federal income tax purposes. The Internal Revenue Service could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders and affect the market for our common units.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We believe that, under current law, we will be classified as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service (‘‘IRS’’) on this or any other tax matter affecting us. The IRS may adopt positions that differ from the positions we take. In addition, current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level federal income taxation. If we were treated as a corporation for federal income tax purposes, we would be required to pay tax on our net income at corporate tax rates (currently a maximum of 35% federal rate) and likely would be required to pay state income tax to numerous states and localities as well. If such taxes were imposed upon us our cash available for distribution to our unitholders would be substantially reduced, resulting in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Furthermore, if the IRS were to adopt positions that differ from the positions we take, it may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

A common unitholder's tax liability could exceed cash distributions on its common units.

Because our unitholders are treated as partners to whom we allocate taxable income which could be different in amount than the cash we distribute, a common unitholder may be required to pay federal income taxes and, in some cases, state and local income taxes on its allocable share of our income, even if it receives no cash distributions from us. We cannot guarantee that a common unitholder will receive cash distributions equal to its allocable share of our taxable income or even to the tax liability resulting from that income.

Ownership of common units may have adverse tax consequences for tax-exempt organizations and foreign investors.

Investment in common units by certain tax-exempt entities and foreign persons raises issues specific to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the common unitholder. Distributions to foreign persons will be reduced by withholding taxes at the highest applicable effective tax rate, and foreign persons will be required to file United States federal tax returns and pay tax on their share of our taxable income.

There are limits on a common unitholder's deductibility of losses.

In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the common unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. A common unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly-traded partnerships.

Tax shelter registration could increase the risk of a potential audit by the IRS.

We registered as a ‘‘tax shelter’’ under the law in effect at the time of our initial public offering and were assigned tax shelter registration number 96080000050. The issuance of a tax shelter registration number to us could increase the risk of an IRS audit and does not indicate that a common unit investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

The tax gain or loss on the disposition of common units could be different than expected.

A common unitholder who sells common units will recognize a gain or loss equal to the difference between the amount realized, including its share of our nonrecourse liabilities, and its adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated to a common unit which decreased a common unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the common unitholder's tax basis in that common unit, even if the price is less than the original cost of the common unit. A portion of the amount realized, if the amount realized exceeds the common unitholder's adjusted basis in that common unit, will likely be characterized as ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a common unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

Reporting of partnership tax information is complicated and subject to audits.

We furnish each common unitholder with a Schedule K-1 that sets forth its allocable share of income, gains, losses and deductions. In preparing these schedules, we use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these conventions will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our income tax return may be audited, which could result in an audit of a common unitholder's income tax return and increased liabilities for taxes because of adjustments resulting from the audit.

We treat each holder of our common units as having the same tax benefits as every other holder without regard to the time such common units were purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which may be inconsistent with Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to a common unitholder. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units, and could have a negative impact on the value of our common units or result in audit adjustments to a common unitholder's income tax return.

There are state, local and other tax considerations for our unitholders.

In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if the common unitholder does not reside in any of those jurisdictions. A common unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each common unitholder to file all United States federal, state and local income tax returns that may be required of such common unitholder.

Unitholders may have negative tax consequences if we default on our debt or sell assets.

If we default on any of our debt obligations, our lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution.

Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in a deemed termination (and reconstitution) of the Partnership for federal income tax purposes which would cause unitholders to be allocated an increased amount of taxable income.

We will be deemed to have terminated (and reconstituted) for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Were this to occur, it would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. This would result in unitholders being allocated an increased amount of taxable income.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common units by the selling unitholders. All proceeds from the sale of common units by the selling unitholders will be solely for the accounts of the selling unitholders.

SELLING UNITHOLDERS

A total of 2,299,216 common units have been registered for possible sale by the selling unitholders using this prospectus. The table below sets forth information with respect to the selling unitholders, including the name of each selling unitholder, his or her positions with us or our affiliates within the past three years, the number of common units beneficially owned by each selling unitholder as of the date of this prospectus, and the maximum number of common units that may be offered for sale by such selling unitholder pursuant to this prospectus.

We have prepared the table based on information given to us by, or on behalf of, the selling unitholders, before the date of this prospectus. Information about the selling unitholders may change from time to time. Any changed information given to us by the selling unitholders will be set forth in prospectus supplements or amendments to this prospectus if and when necessary.

As of October 19, 2006, Mark A. Alexander beneficially owned approximately 3.2%, and no other selling unitholder beneficially owned more than 1%, of the 32,614,262 common units outstanding.

Selling Unitholder	Position(s) with the Partnership within the Past 3 Years	Units Beneficially Owned Prior to Offering(1)		Units Offered for Sale		Units Beneficially Owned After Offering(2)
Mark A. Alexander	Chief Executive Officer; Member of the Board of Supervisors; (formerly President)	1,055,010	(3)(4)	1,025,226	(4)	29,784	(3)(4)
Michael J. Dunn, Jr.	President; Member of the Board of Supervisors; (formerly SVP Corporate Development)	168,216	(4)	168,216	(4)	—
David R. Eastin	Vice President and Chief Operating Officer (through February 2004)	142,312		142,312		—
Michael M. Keating	Vice President – Human Resources and Administration	126,206		125,206		1,000
Jeffrey S. Jolly	Vice President and Chief Information Officer	94,241		92,641		1,600
Russell T. Rupp	Vice President Support Services	92,038		82,038		10,000
Robert M. Plante	Vice President and Chief Financial Officer	94,300		82,038		12,262
Mark Anton II	Vice President – Business Development	68,140		68,140		—
Janice G. Sokol	Vice President, General Counsel and Secretary (through June 2006)	65,747		65,747		—
Susan V. Dunn	None	55,200		55,200		—
David R. Macdaid	Manager – Regional (through June 2003)	46,157		46,157		—
Steven C. Boyd	Managing Director – West Operations	26,033		24,555		1,478
Douglas T. Brinkworth	VP Product Supply; (formerly Managing Director Product Supply & Transportation)	29,213		24,555		4,658
Dee A. Tate	Manager – General; Managing Director – South East Operations	25,820		23,945		1,875
C. H. Robinson	Director – Industry Relations; Manager – Regional	15,926		15,826		100
Martin L. Baker, Jr.	Managing Director – West Operations (through October 2003)	15,405		15,405		—
Valarie D. Finneran	Managing Director – Customer Satisfaction (through August 2005)	13,299		12,299		1,000
Elmer J. Dante	Assistant Controller	12,839		12,164		675
Neil E. Scanlon	Managing Director – Information Services	17,942		12,164		5,778
Robert T. Ross	Manager – General; Manager – Regional	12,814		12,299		515
John M. Cummins	Director – Supply Operations	10,279		10,279		—
Kerry P. Bannister	Manager – Customer Service Center	9,255		9,255		—

Selling Unitholder	Position(s) with the Partnership within the Past 3 Years	Units Beneficially Owned Prior to Offering(1)	Units Offered for Sale	Units Beneficially Owned After Offering(2)
Jeffrey A. Harris	Manager – Customer Service Center	9,255	9,255	—
A. Davin D’Ambrosio	Treasurer	17,153	9,255	7,898
Helene A. Fischer	Assistant Controller	15,883	9,255	6,628
Peter J. Haller	Manager – Area Employment & Labor Relations	9,255	9,255	—
Kenneth L. Sanford	Director – Buying	9,255	9,255	—
Alan Skolnik	Managing Director – Human Resources	16,228	9,255	6,973
Susan McNew	Director – Buying	9,255	9,255	—
Dale L. Amabile	Director – Information Services Field Support	9,435	9,255	180
Sandra N. Zwickel	Counsel	9,255	9,255	—
Andrew J. Taylor	Director – Agway Energy Services/National Accounts (through February 2005)	9,255	9,255	—
Paul L. Callahan	Manager – Area Sales (through June 2005)	9,255	9,255	—
Douglas R. Ouweleen	Manager – Regional (through February 2004)	9,255	9,255	—
A. David Randolph	Representative – Account (through January 2004)	9,255	9,255	—
Edward Walsh	Not employed during last 3 years	9,255	9,255	—
Jeremy D. West	Manager – Regional (through March 2003)	9,255	9,255	—
Thomas A. Mattingly	Manager – Regional (through February 2004)	9,255	9,255	—
Rene Holst	Analyst – Human Resources Information Services	9,255	9,255	—
Richard A. Nodes	Manager – Regional (through March 2004)	8,107	8,107	—
Paul N. Weldon	Manager – Regional (through February 2004)	8,115	8,107	8
Total Common Units Registered			2,299,216

(1)	Includes all common units beneficially owned by the selling unitholder, including restricted units that are scheduled to vest within 60 days. Excludes restricted units that may vest more than 60 days hereafter.

(2)	Assumes all common units registered hereunder are sold by the selling unitholder, and that the selling unitholder does not acquire additional common units (including vested restricted units) before the completion of this offering. The common units issued to the selling unitholders in the exchange transaction are subject to restrictions on transfer as described below. Based on such assumption and based on 32,614,262 common units outstanding as of October 19, 2006, no selling unitholder will beneficially own more than 1% of the outstanding common units after the offering.

(3)	Includes the 784 common units owned by our general partner, of which, as an accommodation to us, Mr. Alexander remains the sole member.

(4)	Excludes the following numbers of common units as to which the following individuals deferred receipt as described below: Mr. Alexander – 243,902; and Mr. Dunn – 48,780. These common units are held in trust pursuant to a compensation deferral plan, and Mr. Alexander and Mr. Dunn will have no voting or investment power over these common units until they are distributed by the trust. Mr. Alexander and Mr. Dunn have elected to receive the quarterly cash distributions on these deferred common units. Notwithstanding the foregoing, if a ‘‘change of control’’ of us occurs (as defined in the compensation deferral plan), all of the deferred common units (and related distributions) held in the trust will automatically become distributable to such individuals.

Pursuant to the Distribution, Release and Lock-up Agreement that we, the Operating Partnership, the general partner and the direct and indirect members of the general partner entered into as part of the exchange transaction, each of Messrs. Alexander and Dunn has agreed not to transfer any of the common units received by him as a result of the exchange transaction for a period of two years following the consummation of the exchange, which occurred on October 19, 2006, except: (i) to a family member, or trust for the benefit of a family member, of such individual who agrees to be bound by the lock-up requirement; (ii) with the prior written consent of the Board of Supervisors; (iii) pursuant to a Change of Control (as defined in the Distribution Agreement); (iv) by will or the laws of intestacy to such person’s legal representative, heir or legatee; or (v) if such person is a partnership or corporation or similar entity, a distribution to its partners or stockholders, but subject to the terms of the lock-up requirement. All other selling unitholders have agreed to not transfer any of the common units received by him or her as a result of the exchange transaction for a period of 90 days following consummation of the exchange, except under the circumstances described in clauses (i) through (v) above.

Our registration of the common units covered by this prospectus does not necessarily mean that any of the selling unitholders will sell all or any portion of the common units. The selling unitholders may offer and sell all or a portion of the common units from time to time, but are under no obligation to offer or sell any of the common units. Because the selling unitholders may sell all, none, or any part of the common units from time to time, we do not know the actual number of common units that will be beneficially owned by the selling unitholders upon termination of any offering by them, or the actual percentage of our total outstanding common units that the selling unitholders will beneficially own after termination of any offering.

This prospectus also covers possible sales by certain persons who may become the record or beneficial owners of some of the common units as a result of certain types of private transactions, including but not limited to, gifts, private sales, distributions, and transfers pursuant to a foreclosure or similar proceeding by a lender or other creditor to whom common units may be pledged as collateral to secure an obligation of a named selling unitholder. Each such potential transferee of a named selling unitholder is hereby deemed to be a selling unitholder for purposes of selling common units using this prospectus. To the extent required by applicable law, information (including the name and number of common units owned and proposed to be sold) about such transferees, if there shall be any, will be set forth in an appropriate supplement to this prospectus.

Certain Other Relationships and Related Transactions

As described in this prospectus, each of the selling unitholders was previously a direct or indirect member of our general partner and Mr. Alexander continues as the sole member of our general partner. Other than as described in the table above or the discussion below, the selling unitholders have not held any office or position or, to our knowledge, had any other material relationship with us or our affiliates within the past three years.

During fiscal 2004, two relatives of our Chief Executive Officer purchased franchise interests in Suburban Cylinder Express for the standard franchise fee of $35,000. Additionally, as part of the franchise agreement on an ongoing basis, the franchisees purchase propane from Suburban in the normal course of business. The initial purchase price for the franchises was paid with funds received as a gift from our Chief Executive Officer. The Chief Executive Officer did not receive any economic interest in the franchises and recuses himself from any determinations that may be made by us concerning the franchises. Our Audit Committee reviewed the terms of the foregoing arrangements and determined that these related parties have not received any preferential treatment.

By mutual agreement of the parties, we and one of our Chief Executive Officer’s relatives terminated their franchise agreement in March 2006. Our Chief Executive Officer did not play any role in this termination, which was effected on terms no more favorable to the franchisee than similar franchise terminations effected by us with other franchisees over the prior twelve (12) month period.

As an accommodation to us, our Chief Executive Officer will be the sole member of the general partner and the general partner will hold 784 common units. Under the Distribution Agreement, we and the Operating Partnership have agreed to pay or reimburse our Chief Executive Officer for taxes imposed upon the general partner by any state other than the state in which the Chief Executive Officer resides (except to the extent such taxes are attributable to activities or income of the general partner that are unrelated to its ownership of the retained common units or its status as general partner).

We provide tax services to our general partner at no cost. We have also paid the cost of external tax return preparation services for the direct and indirect members of our general partner, which amounted to approximately $47,000 in fiscal 2003, $65,000 in fiscal 2004, $50,000 in fiscal 2005 and $46,500 in fiscal 2006. We will continue to pay these costs for the current and former direct and indirect members of our general partner in fiscal 2007.

PLAN OF DISTRIBUTION

We have been advised that the common units may be offered and sold by or for the account of the selling unitholders (or their pledgees, donees, transferees, or successors in interest), from time to time as market conditions permit, on the New York Stock Exchange, any other exchange on which our common units may be listed, over the counter, or otherwise, at prices and on terms then prevailing or in negotiated transactions, and that the common units may be sold by one or more of the following methods, without limitation:

•	purchases by underwriters, brokers, dealers, and agents who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling unitholders and/or the purchasers of the common units for whom they may act as agent;

•	one or more block trades in which a broker or dealer so engaged will attempt to sell the common units as agent, but may position and resell a portion of the block as principal to facilitate the transaction or, in crosses, in which the same broker acts as agent on both sides;

•	purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	face-to-face transactions between sellers and purchasers without a broker-dealer;

•	the pledge of common units as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the common units or other interests in the common units;

•	short sales or transactions to cover short sales relating to the common units;

•	distributions to creditors, equity holders, partners, and members of the selling unitholders;

•	transactions in options, swaps, or other derivatives (whether exchange listed or otherwise);

•	sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

•	any combination of the foregoing, or by any other legally available means.

The selling unitholders may enter into sale, forward sale, and derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those sale, forward sale, or derivative transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in the common units. The third parties may use common units received under those sale, forward sale, or derivative arrangements or common units pledged by the selling unitholders or borrowed from the selling unitholders or others to settle such third party sales or to close out any related open borrowings of common units. The third parties may deliver this prospectus in connection with any such transactions. Any third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment to the registration statement of which this prospectus forms a part). In addition, the selling unitholders may enter into hedging transactions with broker-dealers in connection with distributions of common units or otherwise. In those transactions, broker-dealers may engage in short sales of common units in the course of hedging the positions they assume with the selling unitholders. The selling unitholders also may sell common units short and redeliver common units to close out such short positions. The selling unitholders may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the common units, which common units may be resold thereafter pursuant to this prospectus. The selling unitholders also may loan or pledge common units, and the borrower or pledgee may sell or otherwise transfer the common units so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those common units to investors in our securities or the unitholder’s securities or in connection with the offering of other securities not covered by this prospectus. From time to time, selling unitholders may also transfer or donate their common units and each transferee, or donee will be deemed to be a selling unitholder for purposes of this prospectus. Any pledgee, secured party, transferee, or donee that a selling unitholder intends to offer or sell common units to through this prospectus will be named in a prospectus supplement, if required.

In addition, any common units of the selling unitholders covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

Underwriters, brokers, dealers, or agents may receive compensation in the form of commissions, discounts, or concessions from the selling unitholders. Underwriters, broker-dealers, or agents may also receive compensation from the purchasers of common units for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer, or agent might be in excess of customary commissions and will be in amounts to be negotiated with the selling unitholder in connection with transactions involving common units. In effecting sales, brokers or dealers engaged by the selling unitholders may arrange for other brokers or dealers to participate.

At the time a particular offer of common units is made by one or more of the selling unitholders, a prospectus supplement, if required, will be distributed to set forth the terms of the specific offering of the common units, including:

•	the name of the selling unitholders and other participating broker-dealer(s);

•	the number of common units offered;

•	the price at which such common units are being sold;

•	the proceeds to the selling unitholders from the sale of such common units;

•	the specific plan of distribution for such common units;

•	the names of the underwriters or agents, if any;

•	any underwriting discounts, agency fees, or other compensation to underwriters or agents;

•	any discounts or concessions allowed or paid to dealers; and

•	any other facts material to the transaction.

In connection with the sale of the common units, the selling unitholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act in connection with such sales. Accordingly, any profits realized by the selling unitholders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because a selling unitholder may be deemed to be an ‘‘underwriter’’ within the meaning of Section 2(11) of the Securities Act, the selling unitholders will be subject to the prospectus delivery requirements of that act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the selling unitholder for the purpose of satisfying any prospectus delivery requirements.

The selling unitholders may sell the common units covered by this prospectus from time to time, and may also decide not to sell all or any of the common units they are allowed to sell under this prospectus. The selling unitholders will act independently of us in making decisions regarding the timing, manner, and size of each sale. There can be no assurance, however, that all or any of the common units will be offered by the selling unitholders. We know of no existing arrangements between any selling unitholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the common units.

We will not receive any of the proceeds of any sale of common units by the selling unitholders. We will bear all of the expenses of the registration of this offering under the Securities Act including, without limitation, registration and filing fees, printing expenses, fees and disbursements of our counsel and independent public accountants, transfer taxes, fees of transfer agents and registrars, and costs of insurance, if any. All underwriting discounts, selling commissions, and broker’s fees applicable to the sale of any common units will be borne by the selling unitholders or by such persons other than us as agreed by and among the selling unitholders and such other persons. We agreed to keep this prospectus effective for two (2) years following the consummation of the exchange transaction, which occurred on October 19, 2006.

Under the Exchange Agreement entered into to effect the exchange transaction, we have agreed to indemnify the members of the general partner against certain federal securities law liabilities that may arise in connection with this prospectus. Pursuant to our Partnership Agreement, we have agreed to indemnify the general partner, the current and former members of the general partner and their affiliates (each an ‘‘Indemnitee’’) for any liabilities in connection with that party’s status as an Indemnitee, provided that the Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in, or not opposed to, our best interests and, with respect to a criminal proceeding, had no reasonable cause to believe its conduct was unlawful.

We or the selling unitholders may agree to indemnify any underwriters, brokers, dealers or agents against, or contribute to any payments the underwriters, brokers, dealers or agents may be required to make, with respect to, civil liabilities, including liabilities under the Securities Act. Underwriters, brokers, dealers and agents and their affiliates are permitted to be customers of, engage in transactions with, or perform services for us and our affiliates or the selling unitholders and their affiliates in the ordinary course of business.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and/or persons controlling us pursuant to the foregoing provision, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The selling unitholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of our common units by the selling unitholders. These restrictions may affect the marketability of such common units.

In connection with an underwritten offering of common units under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common units offered under this prospectus. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an automated quotation system or in the over-the-counter market or otherwise.

To the extent permitted by applicable law, this plan of distribution may be modified in a prospectus supplement or otherwise.

DESCRIPTION OF COMMON UNITS

General

The common units represent 100% of our limited partner interests, which entitle the holders to participate in distributions and exercise the rights and privileges available to limited partners under our Partnership Agreement.

Number of Units

As of October 19, 2006, there were 32,614,262 common units outstanding. Our general partner owns 784 common units and has no other economic rights in either us or the Operating Partnership.

Under the Partnership Agreement, we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our Board of Supervisors in its sole discretion, including securities that may have special voting rights to which holders of common units are not entitled.

Listing

The common units are listed on the New York Stock Exchange under the symbol ‘‘SPH.’’

Voting

Each outstanding common unit is entitled to one vote. We hold a meeting of the Unitholders every three years to elect the Board of Supervisors and to vote on any other matters that are properly brought before the meeting.

Cash Distributions

The Partnership Agreement requires us to distribute all of our ‘‘available cash’’ pro rata to the unitholders within 45 days following the end of each fiscal quarter. ‘‘Available cash’’ generally means, with respect to any fiscal quarter, all of our cash on hand at the end of that quarter plus borrowings for working capital purposes, less reserves necessary or appropriate, in the reasonable discretion of the Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

Restrictions on Business Combinations with Certain Interested Unitholders

Our Partnership Agreement includes a provision based on Section 203 of the Delaware General Corporation Law. This provision generally prohibits us from engaging in a business combination with an interested unitholder for a period of three years following the date the person became an interested unitholder, unless: (i) prior to the date of the transaction pursuant to which a person becomes an interested unitholder, the Board of Supervisors approved such transaction; (ii) the unitholder owned at least 85% of the common units outstanding at the time such transaction commenced, excluding for purposes of determining the number of common units outstanding, common units owned by persons who are Supervisors or officers; or (iii) on or subsequent to the date of the transaction, the business combination is approved by the Board of Supervisors and authorized at an annual or special meeting of unitholders by the affirmative vote of holders of at least 66 2/3% of the outstanding common units that are not owned by the interested unitholder. A ’’business combination’’ is defined generally as a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested unitholder. An ’’interested unitholder’’ is defined generally as a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested unitholder status, owned 15% or more of the common units. Amendments to the provisions of the Partnership Agreement relating to business combinations with interested unitholders and any definitions used in such provisions, would require the approval of the holders of at least 66 2/3% of the outstanding common units. These provisions may have an anti-takeover effect with respect to transactions the Board of Supervisors does not approve in advance.

Transfer Restrictions

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or ‘‘street’’ name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. The Board of Supervisors has the discretion to withhold its consent to accepting any such purchaser or transferee of common units as a substitute limited partner. If the consent is withheld, the purchaser or transferee of the common units will be an assignee and will have an interest equivalent to that of a limited partner with respect to allocations and distributions, including liquidation distributions. In addition, the general partner will vote such common units at the direction of the assignee who is the record holder of the common units.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Trust Company, N.A. Its address is P.O. Box 43069, Providence, Rhode Island 02940-3069 and its telephone number is 781-575-2724. The hearing impaired may contact Computershare at TDD 800-952-9245.

TAX CONSIDERATIONS FOR UNITHOLDERS

This section is a summary of the material tax considerations that may be relevant to prospective unitholders. The following portion of this section and the opinion of Weil, Gotshal & Manges LLP, our tax counsel, that is set out herein are based upon the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, its own tax advisor in analyzing the federal, state, local and foreign tax and other tax consequences of the purchase, ownership or disposition of common units.

Partnership Status

An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account its share of the items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of ‘‘qualifying income,’’ as described in clause (c) above. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

Weil, Gotshal & Manges LLP is of the opinion, based upon certain assumptions and representations made by us, that, as of the date hereof, each of Suburban and the Operating Partnership will be classified as a partnership for federal income tax purposes provided that:

(a)	Neither we nor the Operating Partnership has elected or will elect to be treated as a corporation;

(b)	We and the Operating Partnership have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the partnership agreement or Operating Partnership agreement (whichever is applicable);

(c)	For each of our taxable years from and after our formation, more than 90% of our gross income has been and will be derived (i) from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) from other items of ‘‘qualifying income’’ within the meaning of Section 7704(d) of the Internal Revenue Code; and

(d)	We would not be a regulated investment company as described in Section 851(a) of the Internal Revenue Code if we were a domestic corporation.

Suburban believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

An opinion of counsel represents only that particular counsel’s best legal judgment, is based upon certain assumptions and representations made by us and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, no assurance is given that the federal income tax consequences of an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may even have retroactive effect.

We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or with respect to any other matter affecting us or holders of our common units.

If we or the Operating Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our net income would be taxed at corporate rates. In addition, if we were treated as a corporation, any distribution we made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, then, in the absence of earnings and profits, such distributions would be treated as a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, and would thereafter be treated as taxable capital gain after the unitholder’s tax basis in the common units is reduced to zero. Accordingly, treatment of either us or the Operating Partnership as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on the assumption that each of Suburban and the Operating Partnership will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

Partner Status

Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for federal income tax purposes. Further, assignees of limited partnership units who are entitled to execute and deliver transfer applications but fail to do so may not receive some federal income tax information or reports furnished to record holders of limited partnership units. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

An owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes and may recognize gain or loss on such transfer. If such a person is not a partner, no part of our income, gain, deduction or loss with respect to those common units would be reportable by that person, any payments received by that person in lieu of cash distributions with respect to those common units would be fully taxable and all of such payments would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

In the following portion of this section, the word ‘‘unitholder’’ refers to a holder of our common units who is one of our partners.

Allocation of Partnership Income, Gain, Loss and Deduction

In general, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in us.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Alternative Minimum Tax

Each unitholder will be required to take into account his share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder’s alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for federal income tax purposes. Prospective unitholders should consult their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Treatment of Distributions by Suburban

Our distributions to a unitholder generally will not be taxable to it for federal income tax purposes to the extent of the tax basis it has in its common units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under ‘‘Disposition of Common Units,’’ below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss (‘‘nonrecourse liabilities’’) will be treated as a distribution of cash to that unitholder.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease such unitholder’s share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our ‘‘unrealized receivables,’’ including depreciation recapture or substantially appreciated ‘‘inventory items,’’ both as defined in Section 751 of the Internal Revenue Code (collectively, ‘‘Section 751 assets’’). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder will have an initial tax basis in its common units equal to the amount paid for the common units plus its share of our nonrecourse liabilities. That basis will be increased by its share of our income and by any increase in its share of our nonrecourse liabilities, if any. That basis will be decreased, but not below zero, by its share of our distributions, by its share of our losses, by any decrease in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of Suburban’s Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the common units and, in the case of an individual unitholder or a corporate unitholder who is subject to the ‘‘at risk’’ rules, to the amount for which the unitholder is considered to be ‘‘at risk’’ with respect to our activities, if that is less than the unitholder’s tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s ‘‘investment interest expense’’ is generally limited to the amount of such taxpayer’s ‘‘net investment income.’’ The IRS has announced that Treasury Regulations will be issued to characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income and certain gains attributable to the disposition of property held for investment.

Tax Treatment of Operations

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriters’ discounts and commissions are treated as syndication costs.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

A Section 754 election is advantageous if the transferee’s tax basis in the transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in the transferee’s common units is lower than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

Although counsel is unable to opine as to the validity of this method, we intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount paid therefore. In that regard, we have adopted depreciation and amortization conventions that we believe conform to Treasury regulations under Section 743(b) of the Internal Revenue Code.

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

Valuation of Suburban’s Property and Basis of Properties

The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made,

will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders.

Disposition of Common Units — Recognition of Gain or Loss

A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis in the common units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

Gain or loss recognized by a unitholder, other than a ‘‘dealer’’ in common units, on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized on the sale of common units held for more than one year will generally be taxed at a maximum rate of 15% (such rate to be increased to 20% for taxable years beginning after December 31, 2008). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder's common units. It is not entirely clear that the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the unitholders. On the other hand, a selling unitholder who can identify common units transferred with an ascertainable holding period may elect to use the actual holding period of the common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all later sales or exchanges of common units.

Certain provisions of the Internal Revenue Code treat a taxpayer as having sold an ‘‘appreciated’’ partnership interest, if the taxpayer or a related person enters into (i) certain types of short sales, (ii) an offsetting notional principal contract or (iii) a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees

In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

Notification Requirements

A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties. Because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us, or his broker, is required to notify us of the transfer of such interest and we are required to include a statement with our Partnership Return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among the properties.

Constructive Termination

We will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Uniformity of Units

Because we cannot match transferors and transferees of limited partnership units, we must maintain uniformity of the economic and tax characteristics of the units for holders of these units. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code, however, there is no assurance that this would not be successfully challenged by the IRS. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to holders of limited partnership units and could have a negative impact on the value of the limited partnership units.

Tax-Exempt Organizations and Certain Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

A regulated investment company or ‘‘mutual fund’’ generally is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. We anticipate that no significant amount of our gross income will include that type of income. Recent legislation also includes net income derived from the ownership of an interest in a ‘‘qualified publicly traded partnership’’ as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation limits a regulated investment company’s ownership of interests in one or more publicly traded partnerships to no more than 25% of its total assets.

Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to its foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the highest marginal rate applicable to individuals on actual cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent, Computershare Trust Company, N.A., on the appropriate Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s ‘‘U.S. net equity,’’ which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

In a published ruling, the IRS has taken the position that gain realized by a foreign unitholder who sells or otherwise disposes of a limited partnership unit will be treated as effectively connected with a United States trade or business of the foreign unitholder, and thus subject to federal income tax, to the extent that such gain is attributable to appreciated personal property used by the limited partnership in a United States trade or business. Moreover, a foreign unitholder is subject to federal income tax on gain realized on the sale or disposition of a common unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our common units during the five-year period ending on the date of the sale or disposition, provided the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1 that sets forth such unitholder’s share of our income,

gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the ‘‘tax matters partner’’ for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units that they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Registration as a Tax Shelter

Prior to the enactment of new legislation, the Internal Revenue Code required that ‘‘tax shelters’’ be registered with the Secretary of the Treasury. The American Jobs Creation Act of 2004 eliminated this tax shelter registration requirement. Although we may not have been subject to the registration requirement on the basis that we would not constitute a tax shelter, we registered as a tax shelter with the Secretary of the Treasury in light of the substantial penalties which might have been imposed if registration was required and not undertaken. The IRS has issued us the following tax shelter registration number: 96080000050.

Reportable Transactions

Treasury regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a ‘‘reportable transaction.’’ Unitholders may be required to file this form with the IRS if we participate in a reportable transaction. A transaction may be a reportable transaction based upon any of several factors. The IRS has issued a list of items that are excepted from these disclosure requirements. You should consult your own tax advisors concerning the application of any of these factors and exceptions to your investment in our common units. The American Jobs Creation Act of 2004 contains provisions that impose significant penalties for failure to comply with these disclosure requirements, including: accuracy-related penalties in a greater amount, or subject to more limited exceptions, than described below under ‘‘— Accuracy-Related Penalties,’’ an extended statute of limitations, and, for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability. This legislation also imposes disclosure and information maintenance obligations on ‘‘material advisors’’ (persons who organize, manage, promote, sell, implement, insure or carry out any reportable transaction and directly or indirectly derives gross income in excess of certain thresholds) with respect to reportable transactions. We do not expect to engage in any ‘‘reportable transactions.’’ Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, ‘‘substantial authority’’ or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules increased penalties and extended statutes of limitations apply to ‘‘tax shelters,’’ a term that in this context does not appear to include us, ‘‘listed transactions,’’ and ‘‘reportable transactions with a significant tax avoidance purpose.’’ We do not anticipate participating in ‘‘listed transactions’’ or ‘‘reportable transactions with a significant tax avoidance purpose.’’ However, if any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an ‘‘understatement’’ of income for which no ‘‘substantial authority’’ exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%. Investors should consult their own tax advisors concerning any possible accuracy-related penalties with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure requirements.

State, Local and Other Tax Considerations

In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder’s investment in us. We currently conduct business in 33 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Weil, Gotshal & Manges LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Richards, Layton & Finger, P.A., Wilmington, Delaware. Certain tax matters relating to the common units have been passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 24, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. As a result, we file reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any information filed by us is also available on the SEC's EDGAR database at http://www.sec.gov. Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules permit us to incorporate by reference certain information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

Accordingly, we incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed furnished and not filed in accordance with SEC rules, and no such information shall be deemed specifically incorporated by reference hereby):

•	our Annual Report on Form 10-K for the fiscal year ended September 24, 2005;

•	our amendment to our Annual Report on Form 10-K/A for the fiscal year ended September 24, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended December 24, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 25, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended June 24, 2006;

•	our definitive Proxy Statement dated September 1, 2006;

•	the description of the common units in our registration statement on Form 8-A filed on February 22, 1996 (as amended by the Description of Common Units contained herein);

•	our Current Reports on Form 8-K filed on November 7, 2005, February 24, 2006 and July 28, 2006.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, also shall be deemed to be incorporated by reference in this prospectus, unless otherwise provided in the relevant document. These additional documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct written or oral requests for such copies to:

Suburban Propane Partners, L.P. P.O. Box 206 Whippany, New Jersey 07981-0206 Telephone No.: (973) 887-5300
Attn: Investor Relations

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts, other than the SEC registration fee, are estimates.

SEC Registration Fee	$8,460
Printing costs	$500
Legal fees and expenses	$50,000
Accounting fees and expenses	$50,000
Transfer Agent and Registrar fees	$500
Miscellaneous	$500
Total	$109,960

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our partnership agreement provides that we will indemnify (i) the members of the Board of Supervisors or the members of the Board of Supervisors of our operating partnership subsidiary, Suburban Propane, L.P., or any subsidiary of Suburban Propane, L.P., (ii) the general partner, (iii) any departing partner, (iv) any person who is or was an affiliate of the general partner or any departing partner, (v) any person who is or was a member, partner, director, officer, employee, agent or trustee of us, Suburban Propane, L.P. or any subsidiary of Suburban Propane, L.P., (vi) any person who is or was a member, partner, officer, director, employee, agent or trustee of the general partner or any departing partner or any affiliate of the general partner or any departing partner, or (vii) any person who is or was serving at the request of the Board of Supervisors, the general partner or any departing partner or any affiliate of the general partner or any departing partner as a member, partner, director, officer, employee, agent, fiduciary or trustee of another person (‘‘Indemnitees’’), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees, expenses and other disbursements), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of our assets, and the general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, such indemnification. We are authorized to purchase (or to reimburse the general partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with our activities, regardless of whether we would have the power to indemnify such persons against such liabilities under the provisions described above.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and/or persons controlling the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits

3.1	Third Amended and Restated Agreement of Limited Partnership of the Partnership dated as of October 19, 2006 (including the Form of Certificate Evidencing Common Units).*
4.1	See Exhibit 3.1.
5.1	Opinion of Richards, Layton & Finger, P.A.*
8.1	Opinion of Weil, Gotshal & Manges LLP as to tax matters. *
23.1	Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP.*
23.2	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.1)*
23.3	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.1)*
24.1	Powers of Attorney (included on signature page)*

*	Filed herewith

ITEM 17.    UNDERTAKINGS.

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering prices set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i), (ii) and (iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial    bona fide    offering thereof. Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Whippany, New Jersey, on October 19, 2006.

SUBURBAN PROPANE PARTNERS, L.P.
By: /s/ Michael J. Dunn, Jr.
Michael J. Dunn, Jr. President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael A. Stivala and Paul E. Abel, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement of Form S-3 (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or any substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mark A. Alexander	Chief Executive Officer; Member of the Board of Supervisors (Principal Executive Officer)	October 19, 2006

Mark A. Alexander

/s/ Michael J. Dunn, Jr.	President; Member of the Board of Supervisors	October 19, 2006

Michael J. Dunn, Jr.

/s/ Robert M. Plante	Vice President and Chief Financial Officer (Principal Financial Officer)	October 19, 2006

Robert M. Plante

/s/ Michael A. Stivala	Controller and Chief Accounting Officer (Principal Accounting Officer)	October 19, 2006

Michael A. Stivala

/s/ John Hoyt Stookey	Member and Chairman of the Board of Supervisors	October 19, 2006

John Hoyt Stookey

/s/ Harold R. Logan, Jr.	Member of the Board of Supervisors	October 19, 2006

Harold R. Logan, Jr.

/s/ Dudley C. Mecum	Member of the Board of Supervisors	October 19, 2006

Dudley C. Mecum

EXHIBIT INDEX

3.1	Third Amended and Restated Agreement of Limited Partnership of the Partnership dated as of October 19, 2006 (including the Form of Certificate Evidencing Common Units).*
4.1	See Exhibit 3.1.
5.1	Opinion of Richards, Layton & Finger, P.A.*
8.1	Opinion of Weil, Gotshal & Manges LLP as to tax matters.*
23.1	Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP.*
23.2	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.1)*
23.3	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.1)*
24.1	Powers of Attorney (included on signature page)*

*	Filed herewith